Exhibit 99.1

Shareholder Notice and Proxy Statement, sent to Corgi International Limited’s Shareholders on or about November 7, 2007 in connection with the Annual General Meeting of Shareholders to be held on December 6, 2007

CORGI INTERNATIONAL LIMITED
Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 6, 2007

To the Shareholders of Corgi International Limited:

You are cordially invited to the Annual General Meeting of Shareholders of Corgi International Limited, a Hong Kong corporation (the “Company”), to be held on December 6, 2007, at 2:00 p.m. local time at the offices of Orrick, Herrington & Sutcliffe, LLP, 405 Howard Street, 10th Floor, San Francisco, California, United States of America for the following purposes:

1.	To adopt the audited financial statements and the reports of the directors and the independent registered public accounting firm of the Company for the fiscal year ended March 31, 2007.

2.	To elect seven directors to serve for the ensuing year and until their successors are elected.

3.
To appoint Baker Tilly Hong Kong as Hong Kong statutory independent auditor of the Company for the fiscal year ending March 31, 2008 and to hold office until the conclusion of the next annual general meeting of the Company and to authorize the directors of the Company to fix their remuneration.

4.
To authorize the board of directors to issue all or part of the authorized but unissued shares of the Company, in such manner and to such persons as they shall in their absolute discretion deem fit, such authorization to lapse at the Company’s next annual general meeting.

5.
To amend the Company’s Amended and Restated 1997 Equity Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares and/or ADSs authorized for issuance under such plan from 1,574,996 to 2,074,996 and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the foregoing

6.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on November 5, 2007 as the record date for the determination of shareholders entitled to notice of this Annual General Meeting.

By Order of the Board,

/s/ C. JOHN CLOUGH
C. John Clough
Chairman of the Board
TST East, Kowloon, Hong Kong
November 6, 2007

All shareholders and holders of American Depositary Shares are cordially invited to attend the meeting in person.  Holders of American Depositary Shares are not entitled to vote, however, in person or by proxy; instead, such holders are encouraged to provide direction to the Company’s Depositary, the Bank of New York, as to the voting of the ordinary shares represented by such holder’s American Depositary Shares.  If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose.  Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting.  A postage-prepaid return envelope is enclosed for that purpose.  If you are a shareholder of the Company (i.e., you hold ordinary shares of the Company directly, and not in the form of American Depositary Shares), the Company will provide you with a form of proxy.  Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his, her or its behalf; a proxy holder need not be a shareholder of the Company.  Shareholders are encouraged to complete, date, sign and return such proxy as promptly as possible in order to ensure their representation at the meeting.  Even if shareholders have given their proxy, shareholders may still vote in person if they attend the meeting.

CORGI INTERNATIONAL LIMITED
Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 6, 2007

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Corgi International Limited, a company incorporated with limited liability under the laws of Hong Kong (the “Company”), for use at the Annual General Meeting of Shareholders to be held on December 6, 2007, at 2:00 p.m., local time (the “Annual General Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Annual General Meeting.  The Annual General Meeting will be held at the offices of Orrick, Herrington & Sutcliffe, LLP, 405 Howard Street, 10th Floor, San Francisco, California, United States of America.  The Company intends to mail this proxy statement on or about November 7, 2007 to all holders (“Shareholders”) of ordinary shares (“Shares”) of the Company entitled to vote at the Annual General Meeting and to provide a form of proxy to all Shareholders prior to the date of the Annual General Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies and depositary voting instruction cards, including preparation, assembly, printing and mailing of this proxy statement, proxies, depositary voting instruction cards and any additional information furnished to Shareholders and holders of American Depositary Shares (“ADSs”).  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners.  The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners.  Original solicitation of proxies by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company.  No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on November 5, 2007 will be entitled to notice of the Annual General Meeting.  At the close of business on November 5, 2007, the Company had outstanding and entitled to vote 10,851,769 Shares, all of which were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Annual General Meeting.  The Depositary has advised the Company that it intends to mail to all owners of ADSs this proxy statement and the accompanying notice of Annual General Meeting.  Upon the written request of an owner of record of ADSs received by the Depositary by the deadline set forth on the instruction card provided to holders of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts related thereto in accordance with the instructions set forth in such request.  The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions.  As the holder of record of all of the Shares, only the Depositary may vote such Shares at the Annual General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given, the Shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and depositary non-votes.  Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved.  Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxy

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted.  It may be revoked by filing with the Chief Financial Officer of the Company at the Company’s principal executive office (Corgi International Limited, Unit 711-717, 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person.  Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The Hong Kong Companies Ordinance (the “Companies Ordinance”) provides that Shareholders who hold at least 2.5% of the total number of outstanding Shares, or a group of at least 50 Shareholders who hold Shares on which there has been paid an average of at least HK$2,000 per Shareholder, may submit a proposal to be presented at the Company’s 2008 Annual General Meeting.  Such proposals must be deposited at the Company’s registered office at least six weeks prior to the Company’s 2008 Annual General Meeting, which the Company anticipates will take place in September 2008.  If a proposal has been submitted and the Company’s 2008 Annual General Meeting is thereafter called for a date six weeks or more after the date of submission, then such proposal will be deemed to have been timely submitted.

Annual Report on Form 20-F

The Company is mailing, or including a notice of how to receive, annual report on Form 20-F for the year ended March 31, 2007, which has been filed with the Securities and Exchange Commission (the “SEC”), to all Shareholders concurrently with this proxy statement and notice of Annual General Meeting.  All Shareholders and holders of ADSs are encouraged to review this report in its entirety before determining how to vote or instruct the Depositary in respect of voting at the Annual General Meeting.

References

The term “historical Corgi” refers to Corgi prior to the merger with Master Replicas on December 26, 2006.  References to “Master Replicas” refer to Master Replicas, Inc., a Delaware corporation, and its consolidated subsidiary, and references to “Cards” and “Cards Inc.” refer to Cards Inc. Limited, a company organized under the laws of the United Kingdom, which was acquired on December 20, 2006. Prior to October 2005, the Company had been known as Zindart Limited.

As a result of the merger of historical Corgi with Master Replicas and theacquisition of Cards, for accounting purposes, Master Replicas was deemed to bethe accounting acquirer and, accordingly, Master Replicas’ financial statementswere presented in the Company’s Annual Report on Form 20-F as the historical financial statements of Corgi subsequentto the merger.

PROPOSAL 1

ADOPTION OF AUDITED FINANCIAL STATEMENTS

The Board recommends that the audited financial statements for the year ended March 31, 2007, which are included in the annual report sent to the Shareholders concurrently with this proxy statement, be adopted.  The financial statements for the year ended March 31, 2007 were audited by Eisners LLP and were reviewed and approved by the Board prior to the Annual General Meeting.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 1.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2

ELECTION OF DIRECTORS

There are seven nominees for positions on the Company’s Board.  Each director to be elected will hold office until the next annual general meeting and until such director’s successor is elected and has qualified, or until such director’s earlier death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below.  In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such Shares will be voted for the election of such substitute nominee as the current directors may propose.  Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to elect each nominee.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF ALL OF THE LISTED NOMINEES.

Nominees

The Company’s Articles of Association authorize a range of two to eleven directors.  Proxies cannot be voted for a greater number of persons than the number of nominees named.  The names of the nominees and their ages as of March 31, 2007 are as follows:

Name	Age

C. John Clough(1)(2)	59
Michael J. Cookson	51
Darren A. Epstein	35
Leo P. Koulos(1)(2)(3)	74
Charles C. McGettigan(3)	62
Daniel Widdicombe(2)(3)(4)	41
Timothy M. Steel(1)	55

____________
(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating and corporate governance committee.

(4)	Our Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the applicable rules of the Securities and Exchange Commission.

C. John Clough, Chairman of the Board. John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough’s experience includes working as a consultant in the areas of ERP and Finance in the U.K. and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute. Mr. Clough is a resident and citizen of New Zealand.

Michael J. Cookson, Chief Executive Officer. Michael Cookson is our Chief Executive Officer, and has served on our Board of Directors since December 2006. Mr. Cookson was appointed to our Board of Directors as a director and as Chief Executive Officer pursuant to the Agreement and Plan of Merger dated October 4, 2006 among Master Replicas, Inc., Corgi International Limited and Lightsaber Acquisition Corp. Mr. Cookson has been the chief executive officer of Master Replicas since August 2004. He co-founded Master Replicas in 2002 and has served as Chairman of Master Replicas since 2002. Since 2003, Mr. Cookson has also served as the chairman of Tommy’s Margaritas Inc., a margarita mix company. During 2001, Mr. Cookson served as non-executive chairman of Get Real Girl Inc., a toy company. From 1997 to 1999, he executed a turnaround as Chief Executive Officer of Wham-O, Inc., a toy company. Mr. Cookson has led the development of several new companies, including Aviva Sports, a children’s athletic equipment company sold to Mattel, Wild Planet, a children’s adventure toy company, and Sportslab Inc., a traveling interactive sports concept company. Previously, Mr. Cookson served as the Assistant Treasurer, International at Raychem Company. Mr. Cookson holds a Masters of Science in Business degree from Stanford University’s Graduate School of Business and a B.S. from Pomona College. Mr. Cookson is a resident of the United Kingdom and citizen of the United States.

Darren A. Epstein, Executive Vice President. Darren Epstein serves as our executive vice president, and has served on our Board of Directors since December 2006. Prior to our acquisition of Cards, since 1989, Mr. Epstein had been the sole director and major shareholder of Cards, a business he started as a teenager working out of his parents’ home. He won the Watford and North London Business Award as leading Entrepreneur in 2003. In 2004 he was nominated for the Ernst and Young Entrepreneur of the Year Award, and in 2005 he received the Ernst and Young Entrepreneur of the Year Award for Consumer Products. Mr. Epstein is a resident and citizen of the United Kingdom.

Leo P. Koulos, Director. Leo Koulos joined our Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers’ cents-off coupons, and served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc. of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos received a Bachelor’s degree from the University of San Francisco. He is a resident and citizen of the United States.

Charles C. McGettigan, Director. Charles McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the boards of directors of numerous small companies, and currently serves on the boards of directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. Mr. McGettigan is a resident and citizen of the United States.

Timothy M. Steel, Director. Timothy Steel joined the Board in December 2006. Mr. Steel is a graduate of Eton College, Windsor, where he was an Oppidan Scholar, and of Trinity College, Cambridge (Philosophy and Law). Mr. Steel worked for five years with Robert Fleming & Co., prior to moving to Cazenove & Co. where he became a partner. Since 2000 Mr. Steel has served as Vice Chairman of Cazenove Capital Management. Mr. Steel is a resident and citizen of the United Kingdom.

Daniel Widdicombe, Director. Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for CDC Corporation (formerly Chinadotcom Corporation, NASDAQ: China) from December 2000 until August 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an investment analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese with Japanese as a Special Subject from Edinburgh University, Scotland. Mr. Widdicombe is a resident and citizen of the United Kingdom.

Board Meetings and Committees

The business and affairs of the Group are managed under the direction of the Board.  The Board monitors our overall performance and oversees strategic planning.  The Board also monitors our financial controls and reviews and ratifies the selection and compensation of senior executives.  The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

The Audit Committee meets with our independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm’s performance; reviews our internal accounting procedures and reports to the Board with respect to other auditing and accounting matters. The Audit Committee is currently composed of three members: Mr. Widdicombe, Mr. Koulos and Mr. Clough. All members of the Audit Committee meet the independence and financial literacy requirements of the NASDAQ Global Market.  In addition, the Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Clough and Mr. Steel.

The Nominating and Corporate Governance Committee oversees all aspects of our corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and our management. The Nominating and Corporate Governance Committee also makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Corporate Governance Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. McGettigan.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board recommends that Baker Tilly Hong Kong be appointed as the Company’s Hong Kong statutory independent auditor for the fiscal year ending March 31, 2008 and to hold office until the conclusion of the next annual general meeting of the Company and that the Board be authorized to fix their remuneration.

 The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 3.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4

THAT THE AUTHORIZATION BE GIVEN TO THE BOARD OF DIRECTORS TO ISSUE ALL OR PART OF THE AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY, IN SUCH MANNER AND TO SUCH PERSONS AS THEY SHALL IN THEIR ABSOLUTE DISCRETION DEEM FIT, SUCH AUTHORIZATION TO LAPSE AT THE COMPANY’S NEXT ANNUAL GENERAL MEETING.

Unlike the laws of most states of the United States, the Companies Ordinance generally prohibits a corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders).  However, the Companies Ordinance also provides that a corporation’s board of directors may issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, if the shareholders give general authorization to the board of directors to do so.  If such authorization is provided, the corporation can avoid calling an extraordinary general meeting each time it wishes to issue shares.  Such general authorization automatically lapses at the corporation’s next annual general meeting.

Accordingly, you are requested in this Proposal 4 to authorize the Board to issue all or part of the authorized but unissued Shares, subject to Section 57B of the Companies Ordinance, in such manner and to such persons as the Board may in its absolute discretion deem fit.

If this Proposal 4 is approved, the authorized but unissued Shares may be issued, without further Shareholder approval, for any purpose recommended by the Board including, without limitation, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company’s business or product lines through the acquisition of other businesses or products.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 4.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

PROPOSAL 5

AMENDMENT OF THE COMPANY'S AMEND AND RESTATE 1997 EQUITY INCENTIVE PLAN (THE "PLAN") TO INCREASE THE PLAN BY 500,000 SHARES

The Board recommends that the approval of the proposal to amend the Company’s Amended and Restated 1997 Equity Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares and/or ADSs authorized for issuance under such plan from 1,574,996 to 2,074,996 and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the foregoing.

The Board believes that an expanded Plan is necessary to have options for new employees as the Company grows both organically as well as through acquisitions and to continue to incent existing employees.  In the event that the Company meets certain financial and operating performance objectives for fiscal year 2008, the Company is currently obligated to grant up to 100,000 new options to senior executives.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 5.

SUMMARY OF AMENDED AND RESTATED 1997 EQUITY INCENTIVE PLAN

The following is a summary of the provisions of the Plan as amended and restated. References in the summary to Plan are to such plan as amended. If the amendment is not approved, the Plan will continue in effect under the present terms.

General

The Plan provides for, in the case of U.S. persons, incentive stock options, nonstatutory stock options and share bonuses. For non-U.S. persons, awards granted under the Plan will be only nonstatutory stock options and share bonuses. Incentive stock options granted under the Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, hereinafter referred to as the Code, and the regulations promulgated thereunder. Nonstatutory stock options granted under the Plan are intended not to qualify as incentive stock options under the Code. See “Federal Income Tax Information” for a discussion of the tax treatment of incentive and nonstatutory stock options.

Purpose

The Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants of Corgi and its subsidiaries and to promote the success of Corgi’s business.

Forms of Benefit

The Plan provides for incentive stock options, nonstatutory stock options and share bonuses, collectively referred to as share awards.

Administration

The Plan is administered by the Board unless and until the Board delegates administration to a committee composed of two or more Board members, all of the members of which committee may be non-employee directors (as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and may also be, in the discretion of the Board, outside directors (as defined under the Code). If administration is delegated to a committee, such committee will have, in connection with the administration of the Plan, the powers possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board or the committee may delegate to a subcommittee the authority to grant share awards to eligible persons. The Board may abolish a committee or subcommittee at any time and revest in the Board the administration of the Plan. The Board has delegated the administration of the Plan to the Compensation Committee. References to the Board include the Compensation Committee.

The Board has the power to determine from time to time which of the persons eligible under the Plan shall be granted awards, the type of awards to be granted, when and how each award shall be granted, to construe and interpret the Plan and awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board may correct any defect in the Plan or in any award agreement to make the Plan fully effective.

Shares Subject to the Plan

The maximum aggregate number of shares that may be awarded under the Plan is currently 1,574,996  shares, of which substantially all are currently outstanding. The amendment to the Plan will increase the maximum aggregate number of shares that may be awarded under the Plan to 2,074,996  shares, subject to certain adjustments upon changes in capitalization. The shares may be authorized but unissued. If options granted under the Plan expire or become unexercisable without having been exercised in full, or are surrendered pursuant to an option exchange program, the unpurchased shares that were subject thereto shall become available for future award or sale under the Plan (unless the Plan has terminated). Shares that have been issued under the Plan shall not be returned to, or become available for future distribution under, the Plan except for unvested shares repurchased by the Company at their original purchase price and subject to compliance with Hong Kong law.

Eligibility

Incentive stock options may be granted under the Plan only to U.S. employees of the Company or any parent or subsidiary of the Company. Nonstatutory stock options and share bonuses may be granted only to employees, directors or consultants.

No person is eligible for the grant of an incentive stock option if, at the time of grant, such person owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company unless the exercise price of such option is at least 110% of the fair market value per share subject to the option at the date of grant and the option is not exercisable after the expiration of five years from the date of grant. The maximum share awards that a person may be granted in any calendar year is equal to 100% of the shares and or/ADSs available for issuance under the Plan.

Term and Termination

No option is exercisable after the expiration of ten years from the date it was granted.

In the event an optionee’s continuous status as an employee, director or consultant is terminated, the optionee may exercise his or her option (to the extent that the optionee was entitled to exercise it at the time of termination) but only within the earlier of (i) the date three months (or such other date as set forth in the option agreement) after the termination of the optionee’s continuous status as an employee, director or consultant, or (ii) the expiration of the term of the option as set forth in the option agreement.

An optionee’s option agreement may also provide that if the exercise of the option following the termination of the optionee’s continuous status as an employee, director, or consultant would result in liability under Section 16(b) of the Exchange Act, then the option shall terminate on the earlier of (i) the expiration of the term of the option set forth in the option agreement, or (ii) the tenth day after the last date on which such exercise would result in such liability under Section 16(b) of the Exchange Act. At this time, the Company is a “foreign private issuer” within the meaning of the Federal securities laws and, accordingly, Section 16 of the Exchange Act does not apply to the Company or its securities. An optionee’s option agreement may also provide that if the exercise of the option following the termination of the optionee’s continuous status as an employee, director or consultant (other than upon the optionee’s death or disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”) then the option shall terminate on the earlier of (i) the expiration of the term of the option as set forth in the immediately preceding paragraph, or (ii) the expiration of a period of three months after the termination of the optionee’s continuous status as an employee, director or consultant during which the exercise of the option would not be in violation of such registration requirements.

In the event an optionee’s continuous status as an employee, director or consultant terminates as a result of the optionee’s death or disability, the optionee (or such optionee’s estate, heirs or beneficiaries) may exercise his or her option, but only within the period ending on the earlier of (i) 12 months following such termination or (ii) the expiration of the term of the option as set forth in the option agreement.

Exercise/Purchase Price

The exercise price of incentive stock options under the Plan shall be no less than 100% of the fair market value per share on the date of grant; provided, however, the exercise price of incentive stock options granted to an employee of the Company, who at the time of the grant of such incentive stock options, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary, shall be no less than 110% of the fair market value per share on the date of grant, and the term of the option will not exceed five years from the date of grant. The exercise price of nonstatutory stock options under the Plan shall be no less than 100% of the fair market value per share on the date of grant.

Consideration

The exercise price of options granted under the Plan may be paid to the extent permitted by applicable statutes and regulations either (a) in cash (or check) at the time the option is exercised or (b) at the discretion of the Board, at the time of the grant of the option, (i) by delivery to the Company of other shares of the Company, (ii) according to a deferred payment or other arrangement subject to the terms of the Plan, or (iii) in any other form of legal consideration that may be acceptable to the Board.

Transferability

An incentive stock option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the incentive stock option is granted only by such person. A share bonus shall not be transferable except by will or by the laws of descent and distribution or pursuant to a domestic relations order. A nonstatutory stock option shall be transferable only to the extent specifically provided for in the option agreement evidencing the nonstatutory stock option, provided that if the nonstatutory stock option agreement does not provide for transferability, then the option is not transferable except by will or by the laws of descent and distribution or pursuant to a domestic relations order. An award holder may designate a beneficiary who may exercise his or her award after death.

Vesting

The total number of shares subject to an option may, but need not, be allotted in periodic installments. The option agreement may provide that from time to time during each of such installment periods, the option may become exercisable, or vest, with respect to some or all of the shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period and/or any prior period as to which the option became vested but was not fully exercised. The option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate.

Share bonuses granted under the Plan may, but need not, be subject to a repurchase option in favor of the Company, subject to compliance with Hong Kong law, in accordance with a vesting schedule determined by the Board.

Cancellation and Regrant

In the event of a decline in the fair market value of the shares, the Board may, at any time, replace one or more outstanding options with new options with a lower exercise price. To the extent required by Section 162(m), a repriced option is deemed canceled and a new option granted. Both the canceled and new options are counted toward the per-person share limitation.

Adjustments Upon Changes in Shares

If any change is made in the shares subject to the Plan, or subject to any share award, without receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, share split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the class(es) and maximum number of shares subject to the Plan, the maximum annual award applicable under the Plan and the class(es) and number of shares and price per share subject to outstanding share  awards will be appropriately adjusted. Such adjustments shall be made by the Board or committee(s) delegated by the Board to administer the Plan and shall be final, binding and conclusive.

In the event of a merger, consolidation, liquidation, dissolution or the sale of substantially all of the Company’s assets or a reverse merger in which the Company is the surviving corporation (but the shares of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property), any surviving or acquiring corporation shall assume any share awards outstanding under the Plan or shall substitute similar awards for those outstanding under the Plan. In the event a surviving or acquiring corporation refuses to assume such share awards or substitute similar awards, then, with respect to share awards held by persons then performing services as employees, directors or consultants, the time during which such share awards may vest and be exercised shall be accelerated prior to completion of such transaction and such share awards shall be terminated if not exercised prior to such transaction.

Amendment to the Plan

The Board at any time, and from time to time, may amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company, to the extent shareholder approval is necessary for the Incentive Plan to satisfy the requirements of Section 422 of the Code, to comply with the requirements of Rule 16b-3 of the Exchange Act or any Nasdaq or other securities exchange listing requirements or the laws of Hong Kong. The Board may in its sole discretion submit any other amendment to the Plan for shareholder approval.

Rights and obligations under any share award granted prior to an amendment to the Plan may not be impaired by any amendment without the prior written consent of the affected participant.

Termination or Suspension of the Plan

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate ten years from the date the amended and restated Plan is adopted by the Board, or November 14, 2016. No share awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Rights and obligations under any share award may not be impaired by suspension or termination of the Plan without the prior written consent of the affected participant.

Hong Kong Income Tax Information

Any gain realized by the exercise of a stock option or the receipt of a share bonus will be subject to salaries tax in Hong Kong. Salaries tax is a tax upon emoluments and benefits received by a person as a consequence of employment with, or holding an office with, a company. The current effective maximum rate of such taxation is 16%. The gain in respect of the exercise of an option is defined as the difference between the amount that a person might reasonably expect to obtain for itself in the open market at the time of the acquisition of the stock in question, and the value of the consideration given in respect of the exercise. Salaries tax is only chargeable where the source of such gain arising in or derived from Hong Kong. The source of gain is determined by reference to the source of the employee’s salary. Therefore, where an option is exercised or a share bonus is granted to an officer or an employee residing outside Hong Kong and who is not engaged under a Hong Kong contract of employment or Hong Kong contract of service, any gains derived therefrom should not be subject to salaries tax.

There is currently no tax charge in Hong Kong in respect of the grant of a stock option. In addition, there is currently no tax charge in Hong Kong in respect of any capital gain realized upon the subsequent sale of stock originally acquired pursuant to an option, except as mentioned above.

United States Federal Income Tax Information

Incentive Stock Options

Incentive stock options under the Plan are intended to be eligible for the favorable U.S. federal income tax treatment accorded “incentive stock options” under the Code.  There generally are no U.S. federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may give rise to or increase the optionee’s U.S. alternative minimum tax liability.

If an optionee holds shares acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such shares will be capital gain or loss. Generally, if the optionee disposes of the shares before the expiration of either of these holding periods, referred to herein as a disqualifying disposition, at the time of disposition, the optionee will recognize taxable ordinary income equal to the lesser of (a) the excess of the share’s fair market value on the date of exercise over the exercise price, or (b) the optionee’s actual gain, if any, on the purchase and sale of the optioned stock. The optionee’s additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on how long the shares were held. Capital gains currently are generally subject to lower tax rates than ordinary income. Slightly different rules may apply to optionees who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, the Company will generally be entitled (subject to the requirement of reasonableness, the provisions of Code Section 162(m) and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options

Nonstatutory stock options granted under the Plan generally have the following U.S. federal income tax consequences:

There are no tax consequences to the optionee or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the share’s fair market value on the date of exercise over the option exercise price. With respect to U.S. employees, the Company is generally required to withhold tax from regular wages or supplemental wage payments based on the ordinary income recognized. Upon disposition of the shares, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on how long the shares were held. Slightly different rules may apply to optionees who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Share Bonuses

Share bonuses granted under the Plan generally have the following U.S. federal income tax consequences:

Upon acquisition of the shares, the recipient normally will recognize taxable ordinary income equal to the excess of the share’s fair market value over the purchase price, if any. However, to the extent the shares are subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the recipient elects to be taxed on receipt of the shares. With respect to U.S. employees, the Company is generally required to withhold tax from regular wages or supplemental wage payments based on the ordinary income recognized. Upon disposition of the shares, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon acquisition (or vesting) of the shares. Such gain or loss will be long-term or short-term depending on how long the shares were held. Slightly different rules may apply to recipients who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitations on Company Deductions

Code Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1 million for a covered employee. It is possible that compensation attributable to share awards granted in the future under the Plan, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year. Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation, provided that the option is granted by a compensation committee comprised solely of “outside directors” and either: (i) the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the option is no less than the fair market value of the shares on the date of grant; or (ii) the option is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the option is approved by shareholders. Share bonuses qualify as performance-based compensation under these Treasury regulations only if: (i) the award is granted by a compensation committee comprised solely of “outside directors”; (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain; (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied; and (iv) prior to the granting (or exercisability) of the award, shareholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount (or formula used to calculate the amount) payable upon attainment of the performance goal).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth beneficial ownership of our outstanding shares (in the form of American Depositary Shares) as of September 30, 2007 by each person known by the Company to own beneficially more than 5% of the outstanding shares based on such shareholder’s filings under Section 13(G) under the Exchange Act and on our internal records. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3 of the Securities Exchange Act, beneficial ownership includes any ADSs as to which an individual has sole or shared voting power or investment power, and also includes ADSs which an individual has the right to acquire within 60 days through the exercise of any stock option or other right to acquire ADSs. For purposes of calculating each person’s or entity’s percentage ownership, the Company has based such calculation on 10,851,769 ADSs (which includes 368,863 ADSs issued in August 2007 upon exercise of warrants) outstanding as of September 30, 2007 plus any warrant or option owned by such person which is exercisable within 60 days of September 30, 2007 as outstanding, but such options or warrants are not deemed outstanding for purposes of computing the percentage of any other person. Except as indicated in the footnotes below, to our knowledge, the persons named in the table below have not held any position or office or had any material relationship with the Company and its  affiliates within the past three years.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (%)

Knott Partners Offshore Fund, L.P. 485 Underhill Boulevard, Suite 205 Syosset, NY 11791(1)	1,326,297	11.9

Gruber & McBaine Capital Management LLC 50 Osgood Place-Penthouse San Francisco, CA 94133(2)	1,310,553	12.0

Consor Capital LLC 475 Gate Five Road, Suite 320 Sausalito, CA 94965(3)	1,282,555	11.8

Royal Capital Management LLC 623 Fifth Avenue, 24th floor New York, NY 10022(4)	1,242,055	11.4

Special Situations Private Equity Fund, L.P., et al 527 Madison Avenue, Suite 2600 New York, NY 10022(5)	1,068,303	9.6

Jordan Schwartz 8 Rosedale Terrace Livingston, NJ 07039(6)	725,457	6.7

____________

(1)
Based in part on our records and information provided in a Statement of Beneficial Ownership filed with the SEC on Form 13(G) on February 14, 2007, by Mr. David M. Knott, Dorset Management Corporation and Knott Partners Offshore Master Fund, L.P., the number of shares includes: 310,966 ADSs and warrants to purchase 95,649 ADSs , or a total of 406,615 ADSs beneficially owned by Knott Partners, L.P.; 454,116 ADSs and warrants to purchase 136,234 ADSs, or a total of 590,350 ADSs beneficially owned by Matterhorn Offshore Fund; 34,450 ADSs and warrants to purchase 10,335 ADSs, or a total of 44,785 ADSs beneficially owned by Common Fund Hedged Equity Co.; 208,123 ADSs and warrants to purchase 43,044 ADSs, or a total of 251,227 ADSs beneficially owned by Shoshone Partners, L.P.; 14,150 ADSs and warrants to purchase 2,245 ADSs, or a total of 16,395 ADSs beneficially owned by Finderne, LLC; 10,766 ADSs and warrants to purchase 3,229 ADSs, or 13,995 ADSs beneficially owned by Good Steward Trading Co. spc.; and 2,216 ADSs and warrants to purchase 664 ADSs, or a total of 2,880 ADSs beneficially owned by Mulsanne Partners, L.P.

(2)
Based in part on our records and information provided in a statement of beneficial ownership filed with the SEC on April 3, 2007, by Gruber & McBaine Capital Management, LLC, Jon D. Gruber, J. Patterson McBaine and Eric B. Swergold, the shares listed in the table as being beneficially owned by Gruber & McBaine Capital Management, LLC includes: (i) 325,009 ADSs and warrants to purchase 18,874 ADSs, or a total of 343,883 ADSs beneficially owned by Gruber & McBaine International; (ii) 139,097 ADSs and warrants to purchase 9,800 ADSs, or a total of 148,897 ADSs beneficially owned by Jon D. Gruber and Linda W. Gruber, Trustees FBO Jon D. and Linda W. Gruber Trust dated July 4, 2004 and certain other family members; (iii) 491 ADSs beneficially owned by Eric Swergold and Dawn Dobras, Trustees, Swergold Dobras Trust Dated August 1, 2000; (iv) 135,813 ADSs and warrants to purchase 9,800 ADSs, or a total of 145,613 ADSs beneficially owned by J. Patterson McBaine and his family members; (v) 84,583 held by various individuals and entities which are managed by Gruber & McBaine Capital Management, LLC; and (vi) 527,555 ADS and warrants to purchaser 59,533 ADS or a total of 587,088 owned by Lagunitas Partners LP of which Gruber McBaine Capital Management LLC is the general partner.  Jon D. Gruber and J. Patterson McBaine are the managers, controlling persons and portfolio managers of Gruber & McBaine Capital Management, LLC.

(3)
Based in part on our records and information provided in a statement of beneficial ownership filed with the SEC on Form 13(G) on January 5, 2007, by Consor Capital I, L.P., Consor Capital II, L.P., Consor Capital, LLC, Josh Huffard and Jay Huffard, the number of shares includes: 29,440 ADSs and warrants to purchase 2,272 ADSs, or a total of 31,712 ADSs beneficially owned by Consor Capital I, L.P.; 1,192,238 ADSs and warrants to purchase 11,362 ADSs, or a total of 1,203,600 ADSs beneficially owned by Consor Capital II, L.P; and 47,243 ADSs and warrants to purchase 11,362 ADSs, or a total of 58,605 ADSs beneficially owned by Josh Huffard. Mr. Josh Huffard serves as manager and principal of Consor Capital LLC and served as a director of Master Replicas from May 2004 until December 26, 2006. Mr. Huffard currently has been retained by us to provide financial and consulting services.

(4)
Based in part on our records and information provided in a statement of beneficial ownership filed with the SEC on February 14, 2007, by Royal Capital Management, LLC, Robert W. Medway and Yale M. Fergang, the shares listed in the table as being beneficially owned by Royal Capital Management LLC include: 24,226 ADSs and warrants to purchase 2,795 ADSs, or a total of 27,021 ADSs, beneficially owned by LMASPC for and on behalf of Map Q Segregated Portfolio (Royal Capital LH Managed Account); 75,557 ADSs and warrants to purchase 2,227 ADSs, or a total of 77,784
ADSs, beneficially owned by Royal Capital Value Fund LP; 669,736 ADSs and warrants to purchase 27,729 ADSs, or a total of 697,465 ADSs beneficially owned by Royal Capital Value Fund, (QP) LP; 381,116 ADSs and warrants to purchase 19,904 ADSs, or a total of 401,020 ADSs beneficially owned by RoyalCap Value Fund Ltd.; and 36,993 ADSs and warrants to purchase 1,772 ADSs, or a total of 38,761 ADSs beneficially owned by RoyalCap Value Fund Ltd. II. Mr. Medway and Mr. Fergang are the principals of Royal Capital Management, LLC, the general partner of the affiliated Royal Capital funds. Mr. Robert Medway served as a director of Master Replicas from May 2004 until December 26, 2006.

(5)
Based on a Schedule 13G filed with the SEC on April 10, 2007, a joint filing by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”). Marxe and Greenhouse share sole voting and investment power over 280,151 ADRs and 84,045 Warrants owned by Special Situations Private Equity Fund, L.P., 983 ADRs owned by Special Situations Fund III, L.P., and 566,761 ADRs and 136,363 Warrants owned by Special Situations Fund III QP, L.P.

(6)	Jordan Schwartz served as a director of Master Replicas from May 2004 until December 26, 2006 and provided certain licensing services on behalf of Master Replicas.

Our major shareholders do not have voting rights that are different from other shareholders. All of the shares outstanding at September 30, 2007 were held in the form of ADSs, which are traded on the NASDAQ Global Market under the symbol “CRGI.” The Company is  not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

Security Ownership of Management

The following table sets forth, as of March 31, 2007, information concerning ADSs held by, and stock options granted to, the Company’s directors and executive officers.  Information is based upon information furnished by each director or executive officer or contained in filings made with the SEC.  Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the Shareholders named in this table has sole voting and investment power with respect to the Shares indicated.  Except as set forth below, the business address of each named individual is that of the Company.

Name	ADS/Share Ownership Number	% of outstanding(3)
Carrick John Clough	4,000(2)	*
Michael Cookson	589,463(1)	5.63
Darren Epstein	1,075,055(4)	9.73
Leo Paul Koulos	24,000(2)	*
Charles C. McGettigan	67,288 (2)(5)	*
Daniel Widdicombe	4,000(2)	*

Timothy Steel	4,000(2)	*
Jack Lawrence
Cynthia Chan
Trevor Hayes
Denis Horton
Bob Esterbrook

____________
* less than 1%

(1)
In additions to the foregoing ADS, Mr. Cookson has 669,714 fully vested options of which 182,919 shares have an exercise price of $6.45 per ADS and 486,795 shares have an exercise price of $0.55 per ADS which were assumed in the merger of Master Replicas.   In addition, on January 10, 2007, Mr. Cookson received an option for 550,000 ADSs at $5.83 per ADS with 25% of the shares vesting on the one year anniversary and the remaining options vesting monthly over the following three year period on a pro rata basis.  The foregoing table also excludes Mr. Cookson's purchase on October 16, 2007 of 20,000 shares for $5.00 per share for $100,000 and acquisition of warrants to purchase 10,000 shares at $6.00 per share.

(2)	Each non-employee director received a restricted stock grant in December 2006 for 4,000 shares with quarterly vesting over 12 month period from the date of grant.

(3)	Based on 10,318,920 shares outstanding as of March 31, 2007.

(4)
612,213 of these ADSs are being held in escrow pursuant to the terms of the Cards Inc. acquisition agreement. These ADSs will be released to Mr. Epstein if Cards Inc. meets certain performance targets in 2008 and 2009.

(5)
Mr. McGettigan is a principal of McGettigan Wick & Co., Inc. which provided services to the company in connection with closing of the Merger. The amount of ADSs beneficially owned by Mr. McGettigan includes 4,000 ADSs granted by the Board of Directors of the Company to each non-employee director on March 29, 2007, 22,727 ADSs held by McGettigan Wick Investments Inc., which Mr. McGettigan is a principal with Mr. Wick, and an option to purchase 8,333 ADSs from entities affiliated with Gruber & McBaine Capital Management International, 2,395 ADSs purchased in August 2007 in connection with the exercise of warrants and 1, 197 warrants issued in August 2007 in connection therewith and 1,650 ADSs held in Mr. McGettigan’s retirement account.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation of Directors

For the year ended March 31, 2007, the Company paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $1.1 million. No officer or director received a bonus for the fiscal year ended March 31, 2007. Our five highest paid executive officers will have the opportunity to earn a performance based bonus of approximately 50% of their base salary for the year ended March 31, 2008. They received a combined total of 916,352 in stock grants for the fiscal year ended March 31, 2007. Finally, each of our five non-employee directors received a restricted stock grant in December 2006 of 4,000 restricted shares, vesting quarterly over one year.

Each non-employee director of the Company was entitled to receive a $30,000 fee for services as a Board member for the year ended March 31, 2007. Directors could elect to receive some or all of this fee in fully-vested options to purchase the Company’s ADSs with an exercise price equal to the then current market price. Such options were exercisable for that number of ADSs equal to the fee the director elected to receive in options divided by the per-share exercise price. Each non-employee director of the Company also was entitled to receive a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman was entitled to receive a $5,000 fee for service as chairman for the year ended March 31, 2007. Effective September 26, 2005, the annual fee due to the non-executive chairman was increased from $30,000 to $60,000 per year. During the year ended March 31, 2007, an aggregate of $62,168 was accrued in to the non-employee directors as a group for board and committee service.

During the year ended March 31, 2007 the Company assumed, in the merger with Master Replicas, 101,675 shares of stock which was granted to officers and members of the Board of Directors, of which Michael Cookson received 58,948 of such shares.

Directors who are employees of the Company do not receive any additional remuneration for service as members of the Board or its committees.

The Company also made the following stock incentive grants to our executive officers:

•           in August 2006, prior to the merger, Master Replicas granted to Mr. Cookson, our Chief Executive Officer, options to purchase 182,918 ADSs at an exercise price of $6.45 per ADS, all of which automatically vested on the closing of the merger;

•           on December 27, 2006, pursuant to the terms of the Cards acquisition agreement, the Company granted Mr. Epstein options to purchase 83,333 ADSs at an exercise price of $5.83 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years;

•           on January 3, 2007, the Company granted to Ms. Klatt, our former Chief Financial Officer, options to purchase 100,000 ADSs at an exercise price of $6.87 per ADS. Ms. Klatt resigned effective June 30, 2007, and 50% of  such options automatically lapsed and the remaining 50% shall lapse on June 30, 2008;

•           on January 10, 2007, the Company granted to Mr. Cookson, our CEO, options to purchase 550,000 ADSs at an exercise price of $5.83 per ADS, 25% of such options vest 12 months thereafter and the remaining unvested options vest pro rata on a monthly basis over the following three years;

•           on July 20, 2007, the Company granted to Jack Lawrence, our Chief Financial Officer, Chief Operating Officer and General Manager, U.S. options to purchase 100,000 ADSs at an exercise price of $5.00 per ADS, and on September 24, 2007, the Company granted Mr. Lawrence options to purchase 25,000 ADSs at an exercise price of $3.30 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years;

•           on June 11, 2007, the Company granted to Denis Horton, Managing Director of the Corgi UK/Europe Group, options to purchase 87,500 ADSs at an exercise price of $5.35 per ADS, and on September 24, 2007 the Company granted to Mr. Horton options to purchase 25,000 ADSs at an exercise price of $3.30 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years; and

•           on June 11, 2007, the Company granted to Robert Esterbrook, Finance Director of the Corgi UK/Europe Group, options to purchase 25,000 ADSs at an exercise price of $5.35 per ADS, and on September 24, 2007 the Company granted to Mr. Esterbrook options to purchase 10,000 ADSs at an exercise price of $3.30 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years.

See “Share Ownership” for details regarding options granted to our directors and executive officers.

Certain Employment Contracts

In connection with the completion of the transactions in December 2006 described above, Michael Cookson, formerly Chief Executive Officer of Master Replicas, and Jennifer Klatt, formerly Chief Financial Officer of Master Replicas, were appointed Chief Executive Officer and Chief Financial Officer, respectively, of Corgi. Ms. Klatt resigned effective June 30, 2007. On July 9, 2007, Jack Lawrence became our Chief Financial Officer, Chief Operating Officer and General Manager, U.S. and Chief Financial Officer.

In connection with his appointment as Chief Executive Officer, Mr. Cookson has entered into a three-year employment agreement with us.

In addition, Darren Epstein, formerly the sole director of Cards, was appointed an executive officer (Executive Vice President, Chief Strategy Officer) and member of our Board of Directors and entered into a two-year Service Agreement with the Company. These employment agreements were filed with the Commission under cover of Form 6-K on April 19, 2007. In connection with his appointment as Chief Financial Officer, Chief Operating Officer and General Manager, U.S., the Company entered into a letter agreement with Mr. Jack Lawrence dated May 22, 2007, which is filed as an exhibit to our Form 20-F, filed with the SEC on October 15, 2007.

Indemnification of Directors and Officers

Pursuant to its Articles of Association, the Company may indemnify any director, officer or auditor of the Company out of assets of the Company against any liability incurred by him in the performance of his duties or in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or which he is acquitted; provided, however, that no such indemnity shall apply in respect of liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

SHARE OWNERSHIP

The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees.  The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2007 to the Company’s directors and executive officers.

The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made to our directors and executive officers.

Name	Number of Options Granted	Exercise Price (1)	Expiration Date (2)

C. John Clough	—	—	—

Michael J. Cookson (3)	1,219,714	$5.83 (with respect to 550,000 shares); $6.45 (with respect to 182,919 shares) and $0.55 (with respect to 486,795 shares)	August 2016 (with respect to 182,919 shares); January 2017 (with respect to 550,000 shares); and June 2015 (with respect to 486,795 shares)

Darren A. Epstein	83,333	$5.83	December 2016

Leo P. Koulos	17,410	5.50	The expiration dated for Mr. Koulos’s stock options range from 2012 to 2017.
Charles C. McGettigan	—	—	—

Daniel Widdicombe	—	—	—

Timothy M. Steel	—	—	—

Jack Lawrence	125,000	$5.00 (with respect to 100,000 shares); $3.30 (with respect to 25,000 shares)	July 2017 (with respect to 100,000 shares); September 2017 (with respect to 25,000 shares)

Trevor Hayes	6,666	$5.50

Denis Horton	112,500	$5.35 (with respect to 87,500 shares); $3.30 (with respect to 25,000 shares)	March 2017 (with respect to 87,500 shares); September 2017 (with respect to 25,000 shares)
Bob Esterbrook	35,000	$5.35 (with respect to 25,000 shares); $3.30 (with respect to 10,000 shares)	March 2017 (with respect to 25,000 shares); September 2017 (with respect to 10,000 shares)

____________

(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs on the trading date immediately prior to the date of grant.

(2)	These stock options generally vest 25% on the one year anniversary with the remaining options vesting monthly over the following three year period on a pro rata basis.

(3)
The 486,795 options, exerciseable at $0.55 per share, and the 182,919 options, exerciseable at $6.45 per share, were assumed by the Company in connection with the merger with Master Replicas and are fully vested.  The 550,000 options, exerciseable at $5.83 per share, were granted by the Company under its Amended and Restated 1997 Equity Incentive Plan and have a four year vesting period.

In connection with the merger with Master Replicas, the Company assumed a total of 918,053 stock options outstanding under the Master Replicas’ 2004 Stock Option/Restricted Stock Plan. In addition, Corgi increased the number of options issuable under the Corgi Amended and Restated 1997 Equity Incentive Plan by 1,369,487 ordinary shares, for a total of 1,574,996 shares issuable under the plan. Pursuant to our Amended and Restated 1997 Equity Inventive Plan, the Company may grant stock options to directors, officers and key employees to purchase ADSs. These options generally expire 10 years from the date of grant and vest over a four year period. On March 31, 2007, the plans had 2,217,791 ADSs outstanding with exercise prices varying from $0.17 to $41.25 per ADS.

See “Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Management”, for information concerning ADSs held by, and stock options granted to, the Company’s directors and executive officers.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION1

The Company, together with its consolidated subsidiaries, applies a consistent philosophy to compensation for all employees, including senior management.  It is based on the premise that achievements of the Company result from the coordinated efforts of all individuals working toward common objectives focused on meeting customer and shareholder expectations.

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1 This section is not “soliciting material,” is not deemed “filed” with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

The goals of the Company’s compensation program are to align compensation with business objectives and performance while enabling the Company to attract, retain and reward employees who contribute to the long-term success of the Company.

In addition, as a result of the Company's recent merger, the Company has in general attempted to reduce overall base salary of senior management of the Company in exchange for higher potential annual performance cash bonuses if the Company meets certain earnings before interest and tax targets for the year and an increased an opportunity to share in the success though stock option grants.  The Compensation Committee believes it is important for the Company's executive officers and other key employees to possess a material equitable interest in the Company in order to motivate such employees and further align their interests with shareholders.

In all cases, attention is given to fairness in the administration of compensation and to assuring that all employees understand the related performance evaluation and administrative process.

The Company’s compensation program for executive officers is based on the principles described above and is administered by the Compensation Committee.

The Company’s executive compensation is intended to be consistent with other U.S. companies in the Company’s industry while being contingent upon the Company’s achievement of near- and long-term objectives and goals.  For the year ended March 31, 2007, the principal measures the Compensation Committee looked to in evaluating the Company’s progress towards these objectives and goals were growth in revenues, net profits and customer satisfaction.  The Company’s executive compensation is based on four components, each of which is intended to serve the overall compensation philosophy.

Base Salary

In connection with the merger with Master Replicas and Cards, the Company has attempted to reduce base salary to be more consistent with the lower base salaries of Master Replicas management than prior to the merger.  The Company tries to target base salary toward the lower-middle of the range established by comparable companies in the United States, the United Kingdom, and Hong Kong.  Base salaries are reviewed annually to ensure that the Company’s salaries are competitive within the target range.

Merit Increase

Merit increases are designed to encourage management to perform at consistently high levels.  Salaries for executives are reviewed by the Compensation Committee on an annual basis and may be increased at that time based on the Compensation Committee’s agreement that the individual’s overall contribution to the Company merits recognition.

Bonuses

Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee or exceptional Company performance.  Since the merger with Master Replicas, the Company has in general tied performance bonuses to certain targeted financial and operational goals of the Company such as net earnings before interest and taxes. Generally, the higher the employee’s level of job responsibility, the larger the portion of the individual’s compensation package that may be represented by a performance bonus.  The actual bonus amount must be approved by the Chief Executive Officer and the Compensation Committee. In the case of Chief Executive Officer, the Compensation Committee alone must approve the target and actual bonus. In determining the bonus element of compensation, the Compensation Committee places particular emphasis on the Company’s performance against the management objectives and goals described above.

Stock Options

The Compensation Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value.  Stock options are also used to retain executives and motivate them to improve long-term stock market performance.  Stock options are granted with an exercise price equal to the then prevailing market value and will only have value if the Company’s stock price increases.  Generally, stock option grants vest 25% per year over four years.

The Compensation Committee determines the number of options to be granted based upon the competitive marketplace, with a particular focus on determining what level of equity incentive is necessary to retain a particular individual.  Outstanding historical performance by an individual is additionally recognized through larger than normal option grants.  Since the merger with Master Replicas, we have increase the portion of compensation based on stock option grants.

Compensation Committee
Leo P. Koulos, Chairman
Timothy Steel
C. John Clough

Compensation Committee Interlocks and Insider Participation

Mr. Koulos, Mr. Steel and Mr. Clough served on the Compensation Committee as of March 31, 2007.  No director or executive officer of the Company serves on the compensation committee of the board of directors of any company for which Mr. Koulos, Mr. Steel or Mr. Clough serve as executive officers or directors.

REPORT OF THE AUDIT COMMITTEE2

The Audit Committee is comprised of three non-employee directors, all of whom are independent under Rule 4200(a)(14) of the National Association of Securities Dealers’ (“NASD”) listing standards.  The Audit Committee is currently composed of three members: Mr. Widdicombe, Mr. Koulos and Mr. Clough.  The Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16A of Form 20-F).

The Audit Committee has reviewed and discussed the Company’s audited financial statements for the year ended March 31, 2007 with management and with the Company’s independent registered public accounting firm, Eisner, LLP.  The Audit Committee has discussed with Eisner, LLP the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.  The Audit Committee has received the written disclosures and the letter from Eisner, LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Eisner, LLP their independence.  The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the Eisner, LLP’s independence.

Based on the Audit Committee’s review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for the year ended March 31, 2007 be included in the Company’s annual report on Form 20-F for the year ended March 31, 2007 for filing with the SEC.

Audit Committee
Daniel Widdicombe, Chairman
Leo P. Koulos
C. John Clough

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual General Meeting.  If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,
/s/ C. JOHN CLOUGH
C. John Clough
Chairman of the Board
November 7, 2007

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2 This section is not “soliciting material,” is not deemed “filed” with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

A copy of the Company’s annual report on Form 20-F for the year ended March 31, 2007 filed with the Securities and Exchange Commission is available without charge upon written request to: Chief Financial Officer, Corgi International Limited, Unit 711-717, 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, Hong Kong S.A.R., China.